MEEDER FUNDS
6125 Memorial Drive
Dublin, OH 43017
(614) 766-7000

August 16, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Meeder Funds (Commission File Nos. 2-85378 and 811-3462)
Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 81 to Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Meeder Funds (the “Registrant”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error.  On August 15, 2016, the Registrant filed with the SEC via EDGAR Post –Effective Amendment No. 81.  The filing was mistakenly made under Rule 485(a)(2) and will be refiled under Rule 485(a)(1).

Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant hereby withdraws such filing.

Thank you very much for your assistance with this matter. I would appreciate it if you would send a copy of any communication relating to this filing to my attention.  If you have any questions or need additional information, please call me at 614-923-1143.

Very truly yours,

/s/ Douglas Jennings

Douglas Jennings
Meeder Funds